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                           July 10, 2023

       Stamatios Tsantanis
       Chief Executive Officer
       United Maritime Corporation
       154 Vouliagmenis Avenue
       166 74 Glyfada
       Greece

                                                        Re: United Maritime
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed July 3, 2023
                                                            File No. 333-273116

       Dear Stamatios Tsantanis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Will Vogel